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                              (Enstar Letterhead)




November 14, 1996


Dear Limited Partner:

         Enstar Income Program IV-1, Ltd. (the "Partnership") has become aware that two separate unsolicited offers, each for up to 1,959 units (representing approximately 4.9% of the outstanding Units in the Partnership), were commenced by:

1.       Everest Cable Investors, L.L.C. ("Everest") at a price of $80 per
         Unit, in a letter dated October     31, 1996; and

2.       JJJ Group, L.L.C. ("JJJ Group") at a price of $90 per Unit, in a
         letter dated November 5,    1996.

         THESE OFFERS WERE MADE WITHOUT THE CONSENT OR THE INVOLVEMENT OF THE CORPORATE GENERAL PARTNER.

         Pursuant to rule 14e-2 under the Securities Exchange Act of 1934, we are required to furnish you with our position with respect to the above offers. We have considered these offers and, based on the very limited information made available by Everest and JJJ Group, believe that each is inadequate, not representative of the inherent value of the Partnership's cable systems and not in your best interest to accept. Accordingly, the Corporate General Partner's recommendation is that you reject both the Everest offer and the JJJ Group offer. We urge you not to sign either the Agreement of Transfer for Limited Partnership Interest Form (sent by Everest) or the Limited Power of Attorney (sent by JJJ Group) and not to tender your Units to either Everest or JJJ Group. In evaluating the offers, the Corporate General Partner believes that its limited partners should consider the following information:


# The offering price for each limited partnership unit during the offering period was $250 per unit. Cash distributions of approximately $112 per unit were paid from formation through October 31, 1996. The Partnership expects to continue to pay quarterly distributions to Unitholders during the remainder of 1996 at the annualized rate of five percent. In contrast, Everest's offer is only $80 per unit while JJJ Group's offer is only $90 per unit. If either Everest or JJJ Group is successful in buying Units at the price in each of its offer, each will own units at much lower prices than virtually all of the current partners and, in our view, for much less than they are worth. Limited partners should note that the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended September 30, 1996 was approximately $31 per unit. The Everest and JJJ Group offer each represent a valuation of only approximately 2.5 times and 2.9 times said cash flow, respectively (after adjustment for the excess of current assets over total liabilities as of September 30, 1996).

# As of the date of this letter, the Corporate General Partner believes that a reasonable range of valuation per limited partnership unit is between $173 and $235 based on the factors noted below. The Corporate General Partner believes that each of the above offers is inadequate because the price in each offer does not even approach the $173 low end of the range provided. The Corporate General Partner did not retain a third party to conduct an evaluation of the Partnership's assets or otherwise obtain any appraisals. Rather, the per unit valuations provided were derived by attributing a range of multiples to the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended September 30, 1996, adjusted for the excess of current assets over total liabilities. The Corporate General Partner has selected market multiples based on, among other things, its understanding of the multiples placed on other transactions involving comparable cable television properties and the securities of companies in that industry. The Corporate General





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    Partner's belief as to the valuation range provided is necessarily based on economic, industry and financial market conditions as they exist as of the date of this letter, all of which are subject to change, and there can be no assurance that the Partnership's cable properties could actually be sold at a price within this range. Additionally, the valuations provided do not give effect to any brokerage or other transaction fees that might be incurred by the Partnership in any actual sale of the Partnership's system.

# Based on the information received by the Corporate General Partner, the $80 per unit offer by Everest and the $90 per unit offer by JJJ Group are each less than the price for which limited partnership units were recently sold on the secondary market. Partnership Spectrum, an independent industry publication, has reported that between August 1, 1996 and September 30, 1996, 56 Units were sold on the secondary market at $120 per unit. In the Corporate General Partner's opinion, the fact that the Everest and JJJ Group offers are being made at a discount from the most recent secondary market price available to the Corporate General Partner only serves to underscore the inadequacy of each offer. In addition, the Corporate General Partner believes that the price for units in the secondary market is not an accurate reflection of the fair market value of such units due to the low volume of transactions in that limited market and the legal and tax restrictions on such transfers.

         For the reasons discussed above, the Corporate General Partner believes that the Everest offer and the JJJ Group offer are not in the best interest of the limited partners and recommends that you NOT transfer, agree to transfer, or tender any units in response to either the Everest offer or the JJJ Group offer.

         If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287.

Sincerely,

Enstar Income Program IV-1, Ltd.
A Georgia Limited Partnership


cc:      Account Representative





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